EXHIBIT (a)(5)(T)

FOR IMMEDIATE RELEASE

Contact:

Ed Trissel

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8654

LONE STAR EXTENDS TENDER OFFER TO ACQUIRE ACCREDITED

DALLAS, September 14, 2007 — LSF5 Accredited Investments, LLC (“Lone Star”), a subsidiary of Lone Star Fund V (U.S.), L.P., today announced that it is extending its tender offer for all outstanding shares of common stock of Accredited Home Lenders Holding Co. (NASDAQ: LEND) (the “Company”) until 12:00 midnight on September 28, 2007.

On August 10, 2007, Lone Star filed with the Securities and Exchange Commission (“SEC”) an amendment to its Tender Offer Statement in which it indicated that, as of that date, the Company had not satisfied all of the conditions to the closing of the tender offer in light of, among other things, the drastic deterioration in the financial and operational condition of the Company. As of today, the Company’s failure to satisfy all of such conditions continues. Pursuant to the merger agreement, so long as one or more conditions to the closing of the tender offer remain unsatisfied, Lone Star is required, upon the written request of the Company made pursuant to the terms of the merger agreement, to extend the tender offer period for no more than ten business days. Lone Star is extending the tender offer for ten business days in response to such a request from the Company pursuant to the merger agreement.

As of the close of business on September 11, 2007, Lone Star had received a number of tendered Company shares, subject to withdrawal, representing approximately 18,448,957 of the outstanding shares of the Company. The shares tendered at that time included approximately 73.44 percent of the outstanding shares of the Company’s common stock. Lone Star does not currently have confirmation of the number of shares tendered through the close of business today.

The tender offer is being conducted in connection with the merger of a Lone Star subsidiary with and into the Company as contemplated by the Agreement and Plan of Merger, dated as of June 4, 2007, as amended by the First Amendment, dated as of June 15, 2007, by and among the Company, Lone Star and LSF5 Accredited Merger Co., Inc. Additional information regarding the merger and the related transactions can be found in the Company’s filings with the SEC, which are on the SEC’s website at www.sec.gov.

Piper Jaffray & Co. is acting as Dealer-Manager for the tender offer. The Information Agent for the tender offer is Georgeson Inc. Any questions or requests for assistance or copies of the offer to purchase and the letter of transmittal may be directed to the Dealer-Manager or the Information Agent at their respective telephone numbers and locations. Piper Jaffray & Co. can be reached at 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402 or (877) 371-5212. Georgeson Inc. can be reached at 17 State Street, 10th floor, New York, NY 10004. Banks and bankers can call (212) 440-9800 and all others can call toll-free at (888) 605-7543.

This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase common stock of the Company, nor is it an offer or solicitation of an offer to sell any securities. The tender offer is made solely by means of the offer to purchase.